Exhibit 99.1

Hesai Group Reports Third Quarter 2024 Unaudited Financial Results

Quarterly net revenues were RMB539.4 million (US$76.9 million)1

Quarterly lidar shipments were 134,208 units

SHANGHAI, China--(GLOBE NEWSWIRE) – November 26, 2024 – Hesai Group (“Hesai” or the “Company”), (NASDAQ: HSAI), the global leader in three-dimensional light detection and ranging (lidar) solutions, today announced its unaudited financial results for the three months ended September 30, 2024.

Operational Highlights

	Three months ended September 30, 2024	Nine months ended September 30, 2024
ADAS lidar shipments.	129,913	263,148
Autonomous Mobility lidar shipments.	4,295	16,687
Total lidar shipments.	134,208	279,835

•	Q3 2024 ADAS lidar shipments were 129,913 units, representing an increase of 220.0% from 40,593 units in the corresponding period of 2023.

•	Q3 2024 Total lidar shipments were 134,208 units, representing an increase of 182.9% from 47,440 units in the corresponding period of 2023.

•	ADAS lidar shipments in the first nine months of 2024 were 263,148 units, representing an increase of 129.9% from 114,482 units in the corresponding period of 2023.

•	Total lidar shipments in the first nine months of 2024 were 279,835 units, representing an increase of 108.2% from 134,380 units in the corresponding period of 2023.

Management Remarks

“We are thrilled to share that our business continues to thrive and advance on a strong growth path,” said Yifan “David” Li, Hesai’s Co-Founder and CEO. “This quarter, we have made significant strides in the ADAS market, securing new design wins, partnerships, and development programs with key players, including a Top 3 OEM in Japan, SAIC Volkswagen, Leapmotor, and a premium EV brand backed by a leading Chinese automotive group. We also have reached a key milestone in our global expansion by successfully delivering B-sample units for our worldwide shipping programs with a leading global automotive OEM. OEMs at home and abroad have widely recognized lidar's essential safety features as a critical component in their holistic safety systems, similar to an ‘active’ seat belt or airbag. Furthermore, lidar’s versatility, with applications in emerging areas such as industrial robotics, smart factories and logistics, continues to garner attention. Our latest flagship product, OT128, a 360° mechanical, automotive-grade long-range lidar, is designed for scalable deployment in robotaxi and industrial applications. We are actively exploring new use cases and engaging with customers across both ADAS and AM sectors, leveraging our full lineup of versatile lidars.

1 All translations from RMB to USD for the third quarter of 2024 were made at the exchange rate of RMB7.0176 to US$1.00, the exchange rate on September 30, 2024, set forth in the H.10 statistical release of the Federal Reserve Board.

“I am also delighted to announce that Andrew Fan has joined us as our Chief Financial Officer. Andrew brings a wealth of experience in financial strategy and corporate finance, as well as an impressive track record of driving growth and operational efficiency in dynamic industries. His insights and leadership will be invaluable as we navigate the evolving landscape and continue to strengthen our position in the global lidar industry,” Dr. Li continued. “Andrew's strategic vision aligns seamlessly with our goals, and I believe his commitment to innovation and financial rigor will help us unlock new levels of success. I am confident that with his expertise and dedication, we are well-positioned for another exciting chapter of growth and accomplishment.”

Mr. Andrew Fan, Hesai’s CFO, added, “Our strong third quarter financial performance was highlighted by robust operational execution across all key metrics. Quarterly shipment volume reached 134,208 units, marking our second consecutive quarter of nearly 50% sequential growth and propelling net revenues to RMB539.4 million (US$76.9 million), surpassing the upper range of our guidance. We maintained a robust blended gross margin of 47.7%, driven by effective cost management and our flywheel approach to cost and scale optimization. The margin was further bolstered by NRE revenues from our L4 lidar, which is being prepared for potential large-scale deployment by a leading global robotaxi player in the coming years. Our strong commitment to operational efficiency and financial discipline has also enabled us to consistently reduce our GAAP net loss for four consecutive quarters. Looking ahead, we’re expecting a record-breaking fourth quarter, with lidar shipments projected to reach 200,000 units—an astounding volume nearly matching our total shipments in 2023. Based on our current estimates, fourth quarter net revenues are expected to soar to nearly US$100 million, delivering an estimated net profit of US$20 million and a positive operating cash flow. Additionally, we anticipate achieving full-year profitability on a non-GAAP basis for 2024, positioning us to become the first automotive lidar company worldwide to achieve this remarkable milestone. This anticipated explosive growth underscores our robust momentum as we drive toward a landmark fiscal year finish!”

•	Product Updates:

▪	Launched the OT128, the Company’s latest flagship 360° mechanical automotive-grade long-range lidar product, at the 2024 IAA Transportation Fair in Germany.

▪	Inheriting 95% of the key components from Hesai's best-selling AT128P ADAS lidar, the OT128 boasts a point rate of 3.45 million per second and a 200-meter detection range at 10% reflectivity. This high-performance, 360-degree perception lidar with a market-proven, vertically integrated architecture makes OT128 an ideal solution for scalable applications, including robotaxis, industrial robotics, smart factories, and logistics.

▪	Since its launch, the OT128 has secured contracts with 90+ global and domestic clients, including WeRide, Westwell, Embotech and EasyMile. Production and delivery of the OT128 have already begun.

•	Business Updates:

o	Global:

▪	Hesai’s worldwide shipping programs with a leading global automotive OEM have progressed to the successful delivery of B-sample units, a key step in validating the performance of the Company’s technology and ensuring alignment with the partner’s rigorous standards.

▪	Secured two new development projects, specifically Proof of Concept (POC) programs, in the Asia market with a Top 3 OEM in Japan, covering both L2+ passenger vehicles and L4 robotaxi applications. Hesai currently has four POC programs underway with three global OEMs, each holding strong potential as these partnerships move toward the next phase.

o	Domestic:

▪	Secured another new platform with Leapmotor, a leading EV automaker in China, as well as facelifts for two flagship models with a premium EV brand backed by a leading Chinese automotive group.

▪	A leading EV manufacturer in China has signed agreements to exclusively adopt Hesai’s L3 ultra-high-performance lidar and cost-efficient ATX lidar for their 2025 models. ATX lidar is advancing toward the SOP phase, generating strong interest as a standard feature in 2025 OEM lineups.

▪	Signed a cooperative framework with SAIC Volkswagen for an automotive lidar program, elevating the Company’s position to a strategic supplier for this top-selling automotive joint venture in China by sales volume.

o	Hesai has secured ADAS design wins with 20 OEMs globally across 75 vehicle models.

•	Management Change

The Board of Directors of the Company (the "Board") has approved the appointment of Mr. Andrew Fan as the Company’s Chief Financial Officer, effective November 25, 2024.

Mr. Fan has over 18 years of experience in accounting and corporate financing. From May 2021 to September 2024, Mr. Fan held the position of chief financial officer at a leading automotive technology company. Prior to that, Mr. Fan held senior finance-related roles at listed companies including Hailiang Education Group Inc., Aesthetic Medical International Holdings Group Limited, and Dali Foods Group Company Limited, and various roles at financial institutions including Deutsche Bank, HSBC, and Macquarie.

Additionally, Mr. Fan has served as an independent non-executive director of Jiangsu Innovative Ecological New Materials Limited (HKEX: 2116) since 2018. Mr. Fan graduated from Tsinghua University, with bachelor’s and master’s degrees in accounting in 2004 and 2006, respectively.

Financial Highlights for the Third Quarter of 2024

(in RMB millions, except for per ordinary share data and percentage)

	Q3 2024	Q3 2023	% Change
Net revenues	539.4	445.6	21.1%
Gross margin	47.7%	30.6%
Loss from operations	(77.2)	(167.2)	-53.8%
Non-GAAP[2] loss from operations	(50.9)	(127.4)	-60.1%
Net loss	(70.4)	(141.8)	-50.4%
Non-GAAP net loss	(44.0)	(101.9)	-56.8%
Net loss attributable to ordinary shareholders of the Company	(70.4)	(141.8)	-50.4%
Net loss per ordinary share-basic and diluted	(0.54)	(1.13)	-52.2%
Non-GAAP net loss per ordinary share – basic and diluted	(0.34)	(0.81)	-58.2%

•	Net revenues were RMB539.4 million (US$76.9 million) for the third quarter of 2024, representing an increase of 21.1% from RMB445.6 million for the same period of 2023. Product revenues were RMB503.1 million (US$71.7 million) for the third quarter of 2024, representing an increase of 18.1% from RMB425.8 million for the same period of 2023. The year-over-year increase was mainly attributable to increased revenues from sales of ADAS lidar products due to robust demand in China, partially offset by decreased revenues from the autonomous driving business. Service revenues were RMB36.3 million (US$5.2 million) for the third quarter of 2024, representing an increase of 84.1% from RMB19.7 million for the same period of 2023. The year-over-year increase was driven by increased revenues from non-recurring engineering services.

•	Cost of revenues was RMB281.9 million (US$40.2 million) for the third quarter of 2024, representing a decrease of 8.9% from RMB309.4 million for the same period of 2023.

2 See “Use of Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” included in this release for further details.

•	Gross margin was 47.7% for the third quarter of 2024, compared with 30.6% for the same period of 2023. The year-over-year increase was due to effective cost and scale optimization on both Autonomous Mobility lidars and ADAS lidars, as well as the higher margin contributed by non-recurring engineering services performed.

•	Sales and marketing expenses were RMB46.2 million (US$6.6 million) for the third quarter of 2024, representing an increase of 25.5% from RMB36.8 million for the same period of 2023. The year-over-year increase was primarily due to increased payroll expenses and share-based expenses of RMB8.5 million (US$1.2 million) attributable to an expanded sales and marketing team.

•	General and administrative expenses were RMB76.5 million (US$10.9 million) for the third quarter of 2024, representing a decrease of 5.0% from RMB80.5 million for the same period of 2023.

•	Research and development expenses were RMB220.2 million (US$31.4 million) for the third quarter of 2024, representing an increase of 14.3% from RMB192.6 million for the same period of 2023. The year-over-year increase was mainly due to increased payroll expenses of RMB18.8 million (US$2.7 million) attributable to increased headcount for research and development, and increased depreciation expenses amounting to RMB9.7 million (US$1.4 million).

•	Loss from operations was RMB77.2 million (US$11.0 million) for the third quarter of 2024, representing a decrease of 53.8% from RMB167.2 million for the same period of 2023. Excluding share-based compensation expenses, non-GAAP loss from operations was RMB50.9 million (US$7.3 million) for the third quarter of 2024, compared with RMB127.4 million for the same period of 2023.

•	Net loss was RMB70.4 million (US$10.0 million) for the third quarter of 2024, compared with RMB141.8 million for the same period of 2023. Excluding share-based compensation expenses, non-GAAP net loss was RMB44.0 million (US$6.3 million) for the third quarter of 2024, compared with RMB101.9 million for the same period of 2023.

•	Net loss attributable to ordinary shareholders of the Company was RMB70.4 million (US$10.0 million) for the third quarter of 2024, compared with RMB141.8 million for the same period of 2023. Excluding share-based compensation expenses, non-GAAP net loss attributable to ordinary shareholders of the Company was RMB44.0 million (US$6.3 million) for the third quarter of 2024, compared with RMB101.9 million for the same period of 2023.

•	Basic and diluted net loss per ordinary share were both RMB0.54 (US$0.08) for the third quarter of 2024. Excluding share-based compensation expenses, non-GAAP basic and diluted net loss per ordinary share were both RMB0.34 (US$0.05) for the third quarter of 2024.

•	Cash and cash equivalents, restricted cash and short-term investments were RMB2,530.7 million (US$360.6 million) as of September 30, 2024, compared with RMB2,752.9 million as of June 30, 2024.

Business Outlook

For the fourth quarter of 2024, the Company expects net revenues to approach US$100 million (RMB702 million).

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 PM U.S. Eastern Time on November 25, 2024 (9:00 AM Beijing/Hong Kong Time on November 26, 2024).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration process and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:	Hesai Group Third Quarter 2024 Earnings Conference Call
Pre-registration Link:	https://s1.c-conf.com/diamondpass/10043265-yghrf.html

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://investor.hesaitech.com.

A replay of the conference call will be accessible approximately an hour after the conclusion of the call until December 3, 2024, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
China Mainland:	400-120-9216
Replay PIN:	10043265

About Hesai

Hesai is the global leader in three-dimensional light detection and ranging (lidar) solutions. The Company’s lidar products enable a broad spectrum of applications across passenger and commercial vehicles with advanced driver assistance systems (ADAS) and autonomous vehicle fleets (autonomous mobility). Hesai's technology also empowers robotics applications such as last-mile delivery robots and logistics robots in restricted areas. The Company’s commercially validated solutions are backed by superior R&D capabilities across optics, mechanics, and electronics. Hesai integrates lidar designs with an in-house manufacturing process, facilitating rapid product development while ensuring high performance, consistent quality and affordability. Hesai has established strong relationships with leading automotive OEMs, autonomous vehicle, and robotics companies worldwide, covering over 40 countries as of December 31, 2023.

Use of Non-GAAP Financial Measures

To supplement Hesai's consolidated financial results presented in accordance with GAAP, Hesai uses the following measures defined as non-GAAP financial measures by the SEC: loss from operation excluding share-based compensation expenses, net loss excluding share-based compensation expenses, net loss attributable to ordinary shareholders excluding share-based compensation, and per ordinary share net loss attributable to ordinary shareholders excluding share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

Hesai believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. Hesai believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to Hesai's historical performance and liquidity. Hesai believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that they exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP financial measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.0176 to US$1.00, the exchange rate on September 30, 2024, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; the trends in, expected growth and the market size of the ADAS, autonomous mobility and robotics industries; the market for and adoption of lidar and related technology; the Company’s ability to produce high-quality products with wide market acceptance; the success of the Company’s customers in developing and commercializing products using its solutions, and the market acceptance of those products; the Company’s ability to introduce new products that meet its customers’ requirement; the Company’s expectations regarding the effectiveness of its marketing initiatives and the relationship with its third-party partners; competition in the Company’s industry; the Company’s ability to recruit and retain qualified personnel; relevant government policies and regulations relating to the Company’s industry; the Company’s ability to protect its systems and infrastructures from cyber-attacks; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Hesai Group

Yuanting “YT” Shi, Investor Relations Director

Email: ir@hesaitech.com

Piacente Financial Communications

Jenny Cai

Tel: +86 (10) 6508-0677

Email: hesai@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: hesai@tpg-ir.com

Source: Hesai Group

HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data and otherwise noted)

	As of
	December 31, 2023	September 30, 2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,554,583	2,162,451	308,147
Restricted cash.	3,541	3,504	499
Short-term investments	1,586,005	364,758	51,978
Notes receivables.	-	77,932	11,105
Accounts receivable, net	524,818	787,882	112,272
Contract assets	19,688	18,227	2,597
Amounts due from related parties	5,015	4,959	707
Inventories	495,877	591,615	84,304
Prepayments and other current assets	208,082	239,101	34,072
Total current assets.	4,397,609	4,250,429	605,681
Non-current assets:
Property and equipment, net	871,611	936,944	133,513
Long-term investments.	31,811	31,811	4,533
Intangible assets, net.	78,730	83,541	11,904
Land-use rights, net	40,743	40,095	5,713
Right-of-use assets	151,871	120,003	17,100
Other non-current assets	90,168	94,361	13,446
Total non-current assets	1,264,934	1,306,755	186,209
TOTAL ASSETS.	5,662,543	5,557,184	791,890

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	111,682	218,457	31,130
Notes payable	7,255	48,560	6,920
Accounts payable	269,439	235,706	33,588
Contract liabilities	79,925	58,161	8,288
Amounts due to related parties.	340,051	331,420	47,227
Accrued warranty liability	28,425	37,710	5,374
Accrued expenses and other current liabilities	498,324	448,220	63,865
Total current liabilities	1,335,101	1,378,234	196,392
Non-current liabilities
Operating lease liabilities	119,413	103,662	14,772
Long-term borrowings	285,898	298,892	42,592
Other non-current liabilities	59,813	53,766	7,662
Total non-current liabilities	465,124	456,320	65,026
TOTAL LIABILITIES	1,800,225	1,834,554	261,418
Shareholders’ Equity
Class A Ordinary shares	19	19	3
Class B Ordinary shares	67	69	10
Additional paid-in capital	7,423,862	7,536,450	1,073,936
Subscription receivables	(292,721)	(292,721)	(41,712)
Accumulated other comprehensive income	38,440	35,501	5,059
Accumulated deficit	(3,307,349)	(3,556,688)	(506,824)
TOTAL SHAREHOLDERS’ EQUITY	3,862,318	3,722,630	530,472
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,662,543	5,557,184	791,890

HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except share and per share data and otherwise noted)

	Three months ended September 30,
	2023	2024
	RMB	RMB	US$
Net revenues	445,562	539,417	76,866
Cost of revenues	(309,429)	(281,913)	(40,172)
Gross profit.	136,133	257,504	36,694
Operating expenses:
Sales and marketing expenses	(36,848)	(46,218)	(6,586)
General and administrative expenses	(80,496)	(76,523)	(10,904)
Research and development expenses	(192,574)	(220,248)	(31,386)
Other operating income, net	6,542	8,259	1,177
Total operating expenses	(303,376)	(334,730)	(47,699)
Loss from operations	(167,243)	(77,226)	(11,005)
Interest income	28,899	25,514	3,636
Interest expenses	(1,166)	(3,557)	(507)
Foreign exchange loss, net.	(2,260)	(13,695)	(1,952)
Other loss, net	(24)	(1,477)	(210)
Net loss before income tax and share of loss in equity method investments	(141,794)	(70,441)	(10,038)
Income tax benefit.	40	68	10
Share of income/(loss) in equity method investment	(11)	18	3
Net loss	(141,765)	(70,355)	(10,025)
Net loss attributable to ordinary shareholders of the Company	(141,765)	(70,355)	(10,025)
Net loss per share:
Basic and diluted.	(1.13)	(0.54)	(0.08)
Weighted average ordinary shares used in calculating net loss per share:
Basic and diluted	125,797,264	129,897,736	129,897,736
Net loss	(141,765)	(70,355)	(10,025)
Other comprehensive loss:
Foreign currency translation adjustments	(10,874)	(8,960)	(1,277)
Comprehensive loss	(152,639)	(79,315)	(11,302)

HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except share and per share data and otherwise noted)

	Nine months ended September 30,
	2023	2024
	RMB	RMB	US$
Net revenues	1,315,805	1,357,399	193,428
Cost of revenues	(885,894)	(753,847)	(107,423)
Gross profit.	429,911	603,552	86,005
Operating expenses:
Sales and marketing expenses	(99,137)	(143,927)	(20,509)
General and administrative expenses	(186,735)	(211,436)	(30,129)
Research and development expenses	(562,071)	(613,259)	(87,389)
Other operating income, net	9,275	53,613	7,640
Total operating expenses	(838,668)	(915,009)	(130,387)
Loss from operations	(408,757)	(311,457)	(44,382)
Interest income	69,024	81,906	11,672
Interest expenses	(2,236)	(9,177)	(1,308)
Foreign exchange income/(loss)	6,837	(8,657)	(1,234)
Other income/(loss), net.	34	(1,406)	(200)
Net loss before income tax and share of loss in equity method investments	(335,098)	(248,791)	(35,452)
Income tax benefit/(expense).	75	(547)	(78)
Share of loss in equity method investment	(34)	(1)	(1)
Net loss	(335,057)	(249,339)	(35,531)
Net loss attributable to ordinary shareholders of the Company	(335,057)	(249,339)	(35,531)
Net loss per share:
Basic and diluted.	(2.70)	(1.94)	(0.28)
Weighted average ordinary shares used in calculating net loss per share:
Basic and diluted	124,206,950	128,775,472	128,775,472
Net loss	(335,057)	(249,339)	(35,531)
Other comprehensive loss:
Foreign currency translation adjustments	57,563	(2,939)	(419)
Comprehensive loss	(277,494)	(252,278)	(35,950)

HESAI GROUP

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share and per share data and otherwise noted)

	For the three months ended September 30,
	2023	2024
	RMB	RMB	US$
Loss from operations	(167,243)	(77,226)	(11,005)
Add: Share-based compensation expenses	39,820	26,353	3,755
Non-GAAP loss from operations	(127,423)	(50,873)	(7,250)

Net loss	(141,765)	(70,355)	(10,025)
Add: Share-based compensation expenses	39,820	26,353	3,755
Non-GAAP net loss.	(101,945)	(44,002)	(6,270)

Net loss attributable to ordinary shareholders of the Company	(141,765)	(70,355)	(10,025)
Add: Share-based compensation expenses	39,820	26,353	3,755
Non-GAAP net loss attributable to ordinary shareholders of the Company	(101,945)	(44,002)	(6,270)

Loss per share: Basic and diluted	(1.13)	(0.54)	(0.08)
Add: Share-based compensation expenses per ordinary share	0.32	0.20	0.03
Non-GAAP net loss per ordinary share – basic and diluted	(0.81)	(0.34)	(0.05)

HESAI GROUP

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share and per share data and otherwise noted)

	For the Nine months ended September 30,
	2023	2024
	RMB	RMB	US$
Loss from operations	(408,757)	(311,457)	(44,382)
Add: Share-based compensation expenses	194,057	92,657	13,204
Non-GAAP loss from operations	(214,700)	(218,800)	(31,178)

Net loss	(335,057)	(249,339)	(35,531)
Add: Share-based compensation expenses	194,057	92,657	13,204
Non-GAAP net loss.	(141,000)	(156,682)	(22,327)

Net loss attributable to ordinary shareholders of the Company	(335,057)	(249,339)	(35,531)
Add: Share-based compensation expenses	194,057	92,657	13,204
Non-GAAP net loss attributable to ordinary shareholders of the Company	(141,000)	(156,682)	(22,327)

Loss per share: Basic and diluted	(2.70)	(1.94)	(0.28)
Add: Share-based compensation expenses per ordinary share	1.56	0.72	0.11
Non-GAAP net loss per ordinary share – basic and diluted	(1.14)	(1.22)	(0.17)